# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BillionToOne, Inc., CIK 0002070849
CUSIP: 090168105
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 1035 O'Brien Drive, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 09/30/2026
Amends the filing with accession number 0001104659-26-005176
Filed by CIK 0002099044
Persons authorized to receive notices and communications: Lucas De Four, Hummingbird Ventures Management NV, Square Victoria Regina 1,, Sint-Joost-ten-Node, Belgium (C9), 1210, 0032477 58 95 42; Folake Ayoola, Esq., Goodwin Procter LLP, 1900 N Street, NW, Washington, District Of Columbia (DC), 20036, (202) 346-4000

## Reporting persons
- Hummingbird Ventures Management NV (CIK 0002099044): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,003,039; sole dispositive power 0; shared dispositive power 8,003,039; aggregate amount beneficially owned 8,003,039 (18.49% of the class)
  Comment: For item 13: The percentage of class was calculated based on 43,272,198 shares of Class A common stock of BillionToOne, Inc., a Delaware corporation (the "Issuer"), outstanding as of November 2, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the "SEC") on November 4, 2026.
- Hummingbird Opportunity Fund II CommV: type of reporting person: partnership (PN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,631,664; sole dispositive power 0; shared dispositive power 2,631,664; aggregate amount beneficially owned 2,631,664 (6.08% of the class)
  Comment: For item 13: The percentage of class was calculated based on 43,272,198 shares of Class A common stock of the Issuer, outstanding as of November 2, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2026.
- Hummingbird Ventures III CommV: type of reporting person: partnership (PN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,669,141; sole dispositive power 0; shared dispositive power 2,669,141; aggregate amount beneficially owned 2,669,141 (6.17% of the class)
  Comment: For item 13: The percentage of class was calculated based on 43,272,198 shares of Class A common stock of the Issuer, outstanding as of November 2, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2026.
- Hummingbird Dragons CommV: type of reporting person: partnership (PN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,015,118; sole dispositive power 0; shared dispositive power 2,015,118; aggregate amount beneficially owned 2,015,118 (4.66% of the class)
  Comment: For item 13: The percentage of class was calculated based on 43,272,198 shares of Class A common stock of the Issuer, outstanding as of November 2, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2026.
- Hummingbird Collective CommV: type of reporting person: partnership (PN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 18,845; sole dispositive power 0; shared dispositive power 18,845; aggregate amount beneficially owned 18,845 (0.04% of the class)
  Comment: For item 13: The percentage of class was calculated based on 43,272,198 shares of Class A common stock of the Issuer, outstanding as of November 2, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2026.
- HB&Q NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 640,727; sole dispositive power 0; shared dispositive power 640,727; aggregate amount beneficially owned 640,727 (1.48% of the class)
  Comment: For item 13: The percentage of class was calculated based on 43,272,198 shares of Class A common stock of the Issuer, outstanding as of November 2, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2026.
- Nomads Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 27,544; sole dispositive power 0; shared dispositive power 27,544; aggregate amount beneficially owned 27,544 (0.06% of the class)
  Comment: For item 13: The percentage of class was calculated based on 43,272,198 shares of Class A common stock of the Issuer, outstanding as of November 2, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2026.
- Firat Ileri: type of reporting person: individual (IN); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 31,758; shared voting power 8,003,039; sole dispositive power 31,758; shared dispositive power 8,003,039; aggregate amount beneficially owned 8,034,797 (18.57% of the class)
  Comment: For items 7 and 9: Consists of (i) 28,981 shares of Class A common stock of the Issuer held by Firat Ileri and (ii) 2,777 shares of Class A common stock of the Issuer which Firat Ileri has the right to acquire through settlement of restricted stock units within 60 days from September 30, 2026.
  
  For item 13: The percentage of class was calculated based on (i) 43,272,198 shares of Class A common stock of the Issuer, outstanding as of November 2, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2026 and (ii) 2,777 shares of Class A common stock of the Issuer which Firat Ileri has the right to acquire through settlement of restricted stock units within 60 days from September 30, 2026.
- Barend Van den Brande: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,003,039; sole dispositive power 0; shared dispositive power 8,003,039; aggregate amount beneficially owned 8,003,039 (18.49% of the class)
  Comment: For item 13: The percentage of class was calculated based on 43,272,198 shares of Class A common stock of the Issuer, outstanding as of November 2, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2026.
- Lukas Decoster: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,003,039; sole dispositive power 0; shared dispositive power 8,003,039; aggregate amount beneficially owned 8,003,039 (18.49% of the class)
  Comment: For item 13: The percentage of class was calculated based on 43,272,198 shares of Class A common stock of the Issuer, outstanding as of November 2, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: BillionToOne, Inc.
Address of issuer's principal executive offices: 1035 O'Brien Drive, Menlo Park, California (CA), 94025
Comment: This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the SEC on January 20, 2026 (the "Schedule 13D"), as amended by this Amendment No. 1 (collectively with the Schedule 13D, the "Statement"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Statement is hereby amended and supplemented as follows:

Hummingbird Ventures Management NV, a limited liability company (naamloze vennootschap) that was organized under the laws of Belgium;

Hummingbird Opportunity Fund II CommV, a limited partnership (commanditaire vennootschap) that was organized under the laws of Belgium;

Hummingbird Ventures III CommV, a limited partnership (commanditaire vennootschap) that was organized under the laws of Belgium;

Hummingbird Dragons CommV, a limited partnership (commanditaire vennootschap) that was organized under the laws of Belgium;

Hummingbird Collective CommV, a limited partnership (commanditaire vennootschap) that was organized under the laws of Belgium;

HB&Q NV, a limited liability company (naamloze vennootschap) that was organized under the laws of Belgium;

Nomads Partnership, a partnership (maatschap) that was organized under the laws of Belgium;

Firat Ileri, an individual citizen of Cyprus;

Barend Van den Brande, an individual citizen of Belgium; and

Lukas Decoster, an individual citizen of Belgium (collectively, the "Reporting Persons").
Present principal occupation or employment:
Item 2(c) of the Statement is hereby amended and supplemented as follows:

Each of Hummingbird Opportunity Fund II CommV, Hummingbird Ventures III CommV, Hummingbird Dragons CommV, Hummingbird Collective CommV, HB&Q NV and Nomads Partnership (collectively, the "Hummingbird Funds"), with a principal address of Square Victoria Regina 1, 1210 Sint-Joost-ten-Node, Belgium, are alternative investment funds under Belgian law. Hummingbird Ventures Management NV is the managing member of Hummingbird Opportunity Fund II CommV, Hummingbird Ventures III CommV, Hummingbird Dragons CommV, Hummingbird Collective CommV, HB&Q NV and Nomads Partnership. Firat Ileri, Barend Van den Brande, and Lukas Decoster are partners of Hummingbird Ventures Management NV with a principal address of Square Victoria Regina 1, 1210 Sint-Joost-ten-Node, Belgium and may be deemed to have shared voting and investment power over the shares held by the Hummingbird Funds. Firat Ileri serves as a director of the Issuer.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by adding the following:

Effective September 21, 2026, Libertus Capital I (HV) made a distribution in kind of 88,258 shares of Class A common stock of the Issuer to Hummingbird Ventures III CommV, a limited partner of Libertus Capital I (HV). The distribution was made in respect of Hummingbird Ventures III CommV's existing limited partnership and carried-interest interests in Libertus Capital I (HV).

Effective September 30, 2026, Fifty Years Deep, LP made a distribution in kind of 27,544 shares of Class A common stock of the Issuer to Nomads Partnership, a non-managing limited partner of Fifty Years Deep, LP. The distribution was made in respect of Nomads Partnership's existing limited partnership interest in Fifty Years Deep, LP.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of the Statement is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own and share voting and dispositive power over the shares of Class A common stock of the Issuer as set forth on their respective cover pages. Hummingbird Ventures Management NV, Barend Van den Brande and Lukas Decoster may each be deemed to beneficially own 8,003,039 shares, representing approximately 18.49% of the outstanding Class A common stock, while Firat Ileri may be deemed to beneficially own 8,034,797 shares, representing approximately 18.57%, including his separately held shares and shares acquirable within 60 days.

The percentage of class was calculated based on 43,272,198 shares of Class A common stock of the Issuer, outstanding as of November 2, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2026. Additionally, for Firat Ileri, such calculation includes 2,777 shares of Class A common stock of the Issuer which Firat Ileri has the right to acquire through settlement of restricted stock units within 60 days from September 30, 2026.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

The information set forth in Item 3 of this Amendment No. 1 is incorporated by reference herein. Except as described therein, no Reporting Person has effected any transaction in the Class A common stock of the Issuer in the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Statement is hereby amended and restated in its entirety as follows:

To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares beneficially owned by the Reporting Persons identified in this Item 5.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by adding the following:

On November 6, 2025, Firat Ileri was granted 8,333 restricted stock units. Each restricted stock unit represents a contingent right to receive one share of the Class A common stock of the Issuer. The restricted stock units vest in three equal annual installments beginning on November 6, 2026, subject to Firat Ileri's continuous service through each vesting date.

On June 10, 2026, Firat Ileri was granted 3,017 restricted stock units. Each restricted stock unit represents a contingent right to receive one share of Class A common stock of the Issuer. The restricted stock units are subject to a service-based vesting requirement that will be satisfied on the earlier of the date of the Issuer's next annual meeting of stockholders or June 10, 2027.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following document is filed as an exhibit hereto:

99.1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Exchange Act

## Signatures
- Hummingbird Ventures Management NV: /s/ Lukas Decoster, By: 49/9 CommV, its Director; By: Lukas Decoster, Permanent Representative (11/06/2026)
- Hummingbird Opportunity Fund II CommV: /s/ Firat Ileri, By: Hummingbird Ventures Management NV, its Manager; By: Firat Ileri, Permanent Representative (11/06/2026)
- Hummingbird Ventures III CommV: /s/ Firat Ileri, By: Hummingbird Ventures Management NV, its Manager; By: Firat Ileri, Permanent Representative (11/06/2026)
- Hummingbird Dragons CommV: /s/ Firat Ileri, By: Hummingbird Ventures Management NV, its Manager; By: Firat Ileri, Permanent Representative (11/06/2026)
- Hummingbird Collective CommV: /s/ Firat Ileri, By: Hummingbird Ventures Management NV, its Manager; By: Firat Ileri, Permanent Representative (11/06/2026)
- HB&Q NV: /s/ Firat Ileri, By: Hummingbird Ventures Management NV, its Manager; By: Firat Ileri, Permanent Representative (11/06/2026)
- Nomads Partnership: /s/ Firat Ileri, By: Hummingbird Ventures Management NV, its Manager; By: Firat Ileri, Permanent Representative (11/06/2026)
- Firat Ileri: /s/ Firat Ileri, Firat Ileri (11/06/2026)
- Barend Van den Brande: /s/ Barend Van den Brande, Barend Van den Brande (11/06/2026)
- Lukas Decoster: /s/ Lukas Decoster, Lukas Decoster (11/06/2026)